

DIVISION OF
CORPORATION FINANCE
Mail Stop 4546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4546

May 27, 2010

By U.S. Mail and facsimile to 561-218-3776

Mr. Kellis Veach
Chief Financial Officer
Florham Consulting Corp.
845 Third Avenue, 6th Floor
New York, NY 10022

Re: Florham Consulting Corp. ("the company")
        Schedule 14C
        File No.: 000-52634

Dear Mr. Veach:

In your letter dated May 24, 2010, you requested that the staff waive the requirement to provide Selected Financial Data ("SFD") of Valley Anesthesia Educational Programs, Inc. ("Valley") for the years December 31, 2005 and 2006 in the company's Schedule 14C. The company was a shell company prior to the consummation of a reverse merger with EII Acquisition Corp. ("EII") on December 31, 2009. Valley is the predecessor to EII, which EII acquired on August 20, 2009.

You stated in your letter that the company will amend its Schedule 14C to include complete Selected Financial Data for Valley for the years ended December 31, 2008 and 2007 and nine months ended August 31, 2009 in the Schedule 14C. The company is unable to provide SFD for Valley for 2005 and 2006 for a variety of reasons. Some of these reasons are 1) Valley was a private company that prepared its financial statements on a cash basis for 2005 and 2006, 2) manual recreation of the data for 2005 and 2006 needed to produce the Selected Financial Data would be impossible, and 3) it would require significant effort and expense to provide this information.

We note that EII acquired Valley on August 20, 2009. Accordingly, the SFD for Valley for 2009 should be as of August 20, 2009, rather than August 31, 2009.

The staff will not object to the omission of Selected Financial Data for Valley for the years ended December 31, 2005 and 2006 in the Schedule 14C on condition that the company provides the following disclosures in the Schedule 14C:

- Explain why SFD For Valley for 2005 and 2006 is not available and not presented;

- State that the omitted SFD cannot be provided without unreasonable effort and expense; and
- State that the omission of SFD for 2005 and 2006 would not have a material impact on a reader's understanding of the company's predecessor's financial results and condition and related trends.

The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant